Exhibit 2.4

Equity Transfer Agreement

Transferor: Mr. Zhiqiang Han

Transferee: Shanghai Tony Fun Brand Management Co., Ltd.

1.	Transferor agrees to transfer his equity interests in Beijing Tony Fun Investment Consulting Co., Ltd. (hereinafter “Beijing Tony Fun”) with a carrying value of RMB 6 million to Transferee;
2.	Transferee agrees to accept the above said transfer;
3.	The official date of the transfer is April 3, 2018, from which date Transferor will longer enjoy any right or have any obligations in Beijing Tony as a result of the equity transfer, and Transferee shall enjoy the rights and undertake the obligations in Beijing Tony Fun as a result of the equity transfer.

This agreement will come into effect as of the signature by both parties.

Transferor (signature): Mr. Zhiqiang Han

Transferee (sealing): Shanghai Tony Fun Brand Management Co., Ltd.

Executed Date: April 3, 2018